Exhibit 99.1

Westport Announces Hydrogen HPDI™ Project with a Leading Global Locomotive Original Equipment Manufacturer

Represents the Inaugural Adaptation of H2 HPDI Fuel System for Rail Applications

VANCOUVER, BC, Nov. 6, 2023 /CNW/ - Westport Fuel Systems Inc. ("Westport" or the "Company") (TSX: WPRT) (Nasdaq: WPRT), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, today announced an agreement with a leading global provider of locomotives and related equipment for the freight and transit rail industries, to adapt its hydrogen HPDI™ fuel system for use with the locomotive original equipment manufacturer's ("OEM") engine design. The two-year H2 HPDI proof of concept project is expected to begin immediately and is fully funded by the OEM.

This is Westport's first application of the H2 HPDI system for a locomotive. These applications require large capital investments in equipment that must perform in demanding, sometimes isolated, harsh environments. Westport's H2 HPDI fuel system has the potential to be a retrofit solution in this high horsepower market, leveraging the proven durability of the base diesel engine, to quickly decarbonize the rail sector.  Westport believes this is a particularly affordable path to decarbonizing this sector without compromising performance or efficiency.

"We are excited to work with a globally recognized team to jointly demonstrate the decarbonization potential of our HPDI technology in high horse power applications," said Scott Baker, Vice President of Global Engineering for Westport Fuel Systems. "Rail is a market for our hydrogen system and is clearly aligned with our approach to provide alternative decarbonization solutions for all modes of transportation.  With near zero CO2 emissions, H2 HPDI will assist our partner to affordably decarbonize the transportation markets it serves."

Westport is committed to realizing an affordable and viable pathway to minimize emissions through its decades-long record of innovation, specialized engineering, and market-ready products.

About Westport Fuel Systems

At Westport, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport, we think ahead. For more information, visit www.wfsinc.com.

About HPDI

HPDI is a cost-effective way to reduce CO2 in long-haul trucking and other high-load and off-road applications. Westport's HPDI fuel system is a complete system offering OEMs the flexibility to differentiate their biogas, natural gas, hydrogen, and other fuel product lines easily while also maintaining maximum commonality with their conventional diesel-fueled products. Using HPDI, greenhouse gas-emitting fuels like diesel can be replaced with carbon-neutral or zero-carbon fuels like biogas or hydrogen while maintaining the durability, affordability, efficiency, and performance characteristics that have come to be associated with diesel.

For additional information on HPDI please visit https://wfsinc.com/technology/hpdi.

Forward-Looking Statements:

This press release contains forward-looking statements, including statements regarding the freight and transit rail industries, the high horsepower market, and the factors responsible for the potential growth and development of the H2 HPDI system for the locomotive sector.  These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties, and assumptions include those related to the general economy, supply chain disruptions, governmental policies and regulation, high horsepower industry factors, the demand for the H2 HDPI system, the affordability to decarbonize the freight and transit rail industry, as well as other risk factors and assumptions that may affect our actual results, performance, or achievements, or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website referenced in this press release are not incorporated by reference herein.

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SOURCE Westport Fuel Systems Inc.

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%CIK: 0001370416

For further information: Media Relations, T: +1 947-339-8097, E: media@wfsinc.com; Investor Relations, T: +1 604-718-2046, E: invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 06:30e 06-NOV-23